                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                       ----------------------------------

                                    FORM 11-K
                         FOR ANNUAL REPORTS OF EMPLOYEE
                       STOCK PURCHASE, SAVINGS AND SIMILAR
                         PLANS PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        ---------------------------------


[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

                  For the fiscal year ended December 31, 1997.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _______ to ______.

         Commission file number 1-2299

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Applied Industrial Technologies, Inc.
                           Retirement Savings Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           Applied Industrial Technologies, Inc.
                           One Applied Plaza
                           Cleveland, Ohio 44115

Financial Statements and Exhibit(s)
-----------------------------------

                                                              Page No.
         (a)      Financial Statements                     (in this Report)
                  --------------------                     ----------------

                  Independent Auditors' Report                   5
                  Statement of Net Assets Available              6
                           for Benefits --
                           December 31, 1997 and 1996
                  Statement of Changes in Net Assets             7
                           Available for Benefits --
                           Year Ended December 31, 1997
                  Statement of Changes in Net Assets             8
                           Available for Benefits --
                           Year ended December 31, 1996
                  Notes to Financial Statements --               9
                           Years Ended December 31,
                           1997 and 1996
                  Supplemental Schedules                        15

         (b)      Exhibit(s)
                  ----------

                  Independent Auditors' Consent                 17


                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                         APPLIED INDUSTRIAL TECHNOLOGIES,
                                         INC. RETIREMENT SAVINGS PLAN

                                         By:      Applied Industrial
                                                  Technologies, Inc., as Plan
                                                  Administrator

                                         By:      /s/ John R. Whitten
                                               --------------------------------
                                               Signature

                                           John R. Whitten
                                           ------------------------------------
                                               Printed Name

                                           Vice President-Chief Financial
                                           Officer & Treasurer
                                           ------------------------------------
                                           Title

Date:      June 26, 1998

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN


Financial Statements
for the Years Ended
December 31, 1997 and 1996,
Supplemental Schedules
for the Year Ended
December 31, 1997,
and Independent Auditors' Report

APPLIED INDUSTRIAL TECHNOLOGIES, INC.
RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                         PAGE

INDEPENDENT AUDITORS' REPORT                                                1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996
AND FOR THE YEARS THEN ENDED

      Statements of Net Assets Available for Benefits                       2

      Statements of Changes in Net Assets Available
        for Benefits                                                    3 - 4

      Notes to Financial Statements                                    5 - 10


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1997
AND FOR THE YEAR THEN ENDED:

      Item 27a - Schedule of Assets Held for Investment Purposes           11

      Item 27d - Schedule of Reportable Transactions                       12

[DELOITTE & TOUCHE LLP LETTERHEAD]


INDEPENDENT AUDITORS' REPORT

Applied Industrial Technologies, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997 and reportable transactions for the year ended December 31, 1997 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rule and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of the individual funds. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such supplemental schedules and supplemental information by fund have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP


June 15, 1998

-------------------
DELOITTE TOUCHE
TOHMATSU
-------------------

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1997 AND 1996
================================================================================

                                                          --------------------------------------Supplemental Information by Fund---
                                                            APPLIED       AMERICAN                     HANCOCK        AMERICAN
                                                             STOCK       FUNDAMENTAL     FIDELITY       EQUITY       EUROPACIFIC
DECEMBER 31, 1997                                            FUND         INVESTORS       GROWTH         FUND          GROWTH

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock    $30,509,231
    Investment funds                                          529,553    $26,537,287    $23,539,265    $5,074,373    $12,955,707
    Loans to participants
                                                          -----------    -----------    -----------    ----------    -----------
         Total investments                                 31,038,784     26,537,287     23,539,265     5,074,373     12,955,707

  Receivables - other                                           2,419
                                                          -----------    -----------    -----------    ----------    -----------
          Total assets                                     31,041,203     26,537,287     23,539,265     5,074,373     12,955,707

LIABILITIES:
  Accrued administrative expenses                              15,993          4,979         12,491                        2,447
                                                          -----------    -----------    -----------    ----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                         $31,025,210    $26,532,308    $23,526,774    $5,074,373    $12,953,260
                                                          =========================================================================

                                                          ----------------------------------------------------------
                                                            INCOME          FIXED          BOND         EMPLOYEE
                                                            FUND OF         INCOME        FUND OF         LOAN
DECEMBER 31, 1997                                           AMERICA          FUND         AMERICA         FUND           TOTAL

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock                                                                  $30,509,231
    Investment funds                                       $17,945,208    $14,157,189    $5,593,859                     106,332,441
    Loans to participants                                                                              $  4,151,235       4,151,235
                                                           -----------    -----------    ----------    ------------    ------------
         Total investments                                  17,945,208     14,157,189     5,593,859       4,151,235     140,992,907

  Receivables - other                                                                                                         2,419
                                                           -----------    -----------    ----------    ------------    ------------
          Total assets                                      17,945,208     14,157,189     5,593,859       4,151,235     140,995,326

LIABILITIES:
  Accrued administrative expenses                                2,927                          168                          39,005
                                                           -----------    -----------    ----------    ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                          $17,942,281    $14,157,189    $5,593,691    $  4,151,235    $140,956,321
                                                          =========================================================================



                                                         ------------------------------Supplemental Information by Fund------------
                                                            APPLIED       AMERICAN                       HANCOCK      AMERICAN
                                                             STOCK       FUNDAMENTAL     FIDELITY        EQUITY      EUROPACIFIC
DECEMBER 31, 1996                                            FUND         INVESTORS       GROWTH          FUND         GROWTH

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock    $19,370,616
    Investment funds                                          100,442    $21,396,259    $19,253,807    $5,165,423    $11,791,013
    Loans to participants
                                                          -----------    -----------    -----------    ----------    -----------
         Total investments                                 19,471,058     21,396,259     19,253,807     5,165,423     11,791,013

  Receivables - other
                                                          -----------    -----------    -----------    ----------    -----------
          Total assets                                     19,471,058     21,396,259     19,253,807     5,165,423     11,791,013

LIABILITIES:
  Accrued administrative expenses                              24,649          4,893          3,176           852          2,698
                                                          -----------    -----------    -----------    ----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS                         $19,446,409    $21,391,366    $19,250,631    $5,164,571    $11,788,315
                                                         ==========================================================================

                                                        ----------------------------------------------------------
                                                          INCOME          FIXED          BOND         EMPLOYEE
                                                          FUND OF         INCOME        FUND OF         LOAN
DECEMBER 31, 1996                                         AMERICA          FUND         AMERICA         FUND           TOTAL

ASSETS:
  Investments at fair value:
    Applied Industrial Technologies, Inc. common stock                                                              $ 19,370,616
    Investment funds                                     $15,468,610    $13,580,200    $4,971,044                     91,726,798
    Loans to participants                                                                            $ 2,428,041       2,428,041
                                                         -----------    -----------    ----------    -----------    ------------
         Total investments                                15,468,610     13,580,200     4,971,044      2,428,041     113,525,455

  Receivables - other                                                           236                                          236
                                                         -----------    -----------    ----------    -----------    ------------
          Total assets                                    15,468,610     13,580,436     4,971,044      2,428,041     113,525,691

LIABILITIES:
  Accrued administrative expenses                              3,519                        1,139                         40,926
                                                         -----------    -----------    ----------    -----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS                        $15,465,091    $13,580,436    $4,969,905    $ 2,428,041    $113,484,765
                                                        ========================================================================


See notes to financial statements

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1997
================================================================================

                                                   --------------------------SUPPLEMENTAL INFORMATION BY FUND---------------------
                                                      APPLIED        AMERICAN                        HANCOCK          AMERICAN
                                                       STOCK        FUNDAMENTAL      FIDELITY         EQUITY         EUROPACIFIC
                                                       FUND          INVESTORS        GROWTH           FUND            GROWTH

ADDITIONS:
  Contributions:
    Employees                                      $   942,587       2,495,580     $  2,386,335     $   623,514     $  1,656,123
    Employer                                         3,244,770
  Investment income                                    485,640       3,119,020        2,626,619              58        1,116,625
  Net appreciation in fair value of investments      8,417,981       2,548,796        1,979,707         211,666
                                                   -----------    ------------     ------------     -----------     ------------

      Total additions                               13,090,978       8,163,396        6,992,661         835,238        2,772,748

DEDUCTIONS:
  Distributions to participants                      2,136,698       2,182,326        1,339,100         294,659          968,576
  Administrative expenses                               53,079          54,630           49,208          11,386           30,276
  Net depreciation in fair value of investments                                                                           22,624
                                                   -----------    ------------     ------------     -----------     ------------

      Total deductions                               2,189,777       2,236,956        1,388,308         306,045        1,021,476

INTERFUND TRANSFERS                                    677,600        (785,498)      (1,328,210)       (619,391)        (586,327)
                                                   -----------    ------------     ------------     -----------     ------------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                                      11,578,801       5,140,942        4,276,143         (90,198)       1,164,945

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                                 19,446,409      21,391,366       19,250,631       5,164,571       11,788,315
                                                   -----------    ------------     ------------     -----------     ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1997                                $31,025,210    $ 26,532,308     $ 23,526,774     $ 5,074,373     $ 12,953,260
                                                   ===========    ============     ============     ===========     ============

                                                  ----------------------------------------------------------------------------
                                                     INCOME            FIXED           BOND        EMPLOYEE
                                                     FUND OF          INCOME          FUND OF        LOAN
                                                     AMERICA           FUND           AMERICA        FUND            TOTAL

ADDITIONS:
  Contributions:
    Employees                                      $  1,128,818     $ 1,519,015    $   422,960                    $11,174,932
    Employer                                                                                                        3,244,770
  Investment income                                   2,139,906           1,431        362,432    $   279,574      10,131,305
  Net appreciation in fair value of investments       1,198,544         840,133         93,502                     15,290,329
                                                   ------------     -----------    -----------    -----------    ------------

      Total additions                                 4,467,268       2,360,579        878,894        279,574      39,841,336

DEDUCTIONS:
  Distributions to participants                       1,750,665       2,234,601      1,027,942        145,726      12,080,293
  Administrative expenses                                35,424          21,979         10,881                        266,863
  Net depreciation in fair value of investments                                                                        22,624
                                                   ------------     -----------    -----------    -----------    ------------

      Total deductions                                1,786,089       2,256,580      1,038,823        145,726      12,369,780

INTERFUND TRANSFERS                                    (203,989)        472,754        783,715      1,589,346
                                                   ------------     -----------    -----------    -----------    ------------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                                        2,477,190         576,753        623,786      1,723,194      27,471,556

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                                  15,465,091      13,580,436      4,969,905      2,428,041     113,484,765
                                                   ------------     -----------    -----------    -----------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1997                                $ 17,942,281     $14,157,189    $ 5,593,691    $ 4,151,235    $140,956,321
                                                   ============     ===========    ===========    ===========    ============


See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 1996
================================================================================

                                                            -------------------------SUPPLEMENTAL INFORMATION BY FUND---------------
                                                             APPLIED        AMERICAN                       HANCOCK       AMERICAN
                                                              STOCK        FUNDAMENTAL      FIDELITY       EQUITY       EUROPACIFIC
                                                               FUND         INVESTORS        GROWTH         FUND          GROWTH

ADDITIONS:
  Contributions:
    Employees                                               $ 1,422,870    $ 1,919,150    $ 1,922,493    $  305,828    $ 1,296,903
    Employer:
      Applied Industrial Technologies , Inc. Common
         Stock                                                2,193,178
      Net assets received from
         Mainline Industrial Distributors, Inc.
         Profit Sharing and Investment Plan                                    570,934        641,179
  Investment income                                             378,555        326,314        165,132         1,232        192,651
  Net appreciation in fair value of investments                              3,222,461      2,590,223       437,603      1,544,802
                                                            -----------    -----------    -----------    ----------    -----------

      Total additions                                         3,994,603      6,038,859      5,319,027       744,663      3,034,356

DEDUCTIONS:
  Distributions to participants                               1,381,700      1,170,569        855,214       233,070        578,626
  Net  assets transferred to Aviation Sales Company              78,425         70,868        117,647         9,107         21,120
  Net depreciation in fair value of investments                 621,315
  Administrative expenses                                        44,040         51,995         48,637        13,781         29,496
                                                            -----------    -----------    -----------    ----------    -----------

      Total deductions                                        2,125,480      1,293,432      1,021,498       255,958        629,242

INTERFUND TRANSFERS                                           1,466,305      9,678,821      8,022,142     4,675,866      5,353,993
                                                            -----------    -----------    -----------    ----------    -----------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                                                3,335,428     14,424,248     12,319,671     5,164,571      7,759,107

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1995                                          16,110,981      6,967,118      6,930,960             0      4,029,208
                                                            -----------    -----------    -----------    ----------    -----------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                                         $19,446,409    $21,391,366    $19,250,631    $5,164,571    $11,788,315
                                                            ===========    ===========    ===========    ==========    ===========

                                                      -----------------------------------------------------------------
                                                          INCOME       FIXED         BOND      EMPLOYEE     PROFIT
                                                          FUND OF      INCOME       FUND OF      LOAN       SHARING
                                                          AMERICA       FUND        AMERICA      FUND        TRUST          TOTAL

ADDITIONS:
  Contributions:
    Employees                                          $   945,108   $ 1,456,155  $  261,730                              $9,530,237
    Employer:
      Applied Industrial Technologies , Inc. Common
         Stock                                                                                                             2,193,178
      Net assets received from
         Mainline Industrial Distributors, Inc.
         Profit Sharing and Investment Plan              1,143,904        63,250              $   87,699                   2,506,966
  Investment income                                        784,323         4,086     362,625     164,620                   2,379,538
  Net appreciation in fair value of investments          1,241,578       753,989                                           9,790,656
                                                       -----------   -----------  ----------  ----------  ------------  ------------

      Total additions                                    4,114,913     2,277,480     624,355     252,319                  26,400,575

DEDUCTIONS:
  Distributions to participants                            918,760     2,305,834     411,964      65,060  ($ 1,466,612)    6,454,185
  Net  assets transferred to Aviation Sales Company         23,310        45,753       9,613                                 375,843
  Net depreciation in fair value of investments                                       51,889                   462,877     1,136,081
  Administrative expenses                                   36,970        25,479      12,947                    22,448       285,793
                                                       -----------   -----------  ----------  ----------  ------------  ------------

      Total deductions                                     979,040     2,377,066     486,413      65,060      (981,287)    8,251,902

INTERFUND TRANSFERS                                      8,448,622     9,327,044   3,745,004   1,160,438   (51,878,235)            0
                                                       -----------   -----------  ----------  ----------  ------------  ------------

INCREASE (DECREASE) IN NET ASSETS
  FOR THE YEAR                                          11,584,495     9,227,458   3,882,946   1,347,697   (50,896,948)   18,148,673

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1995                                      3,880,596     4,352,978   1,086,959   1,080,344    50,896,948    95,336,092
                                                       -----------   -----------  ----------  ----------  ------------  ------------

NET ASSETS AVAILABLE FOR BENEFITS,
  DECEMBER 31, 1996                                    $15,465,091   $13,580,436  $4,969,905  $2,428,041  $          0  $113,484,765
                                                       ===========   ===========  ==========  ==========  ============  ============





See notes to financial statements.

APPLIED INDUSTRIAL TECHNOLOGIES, INC.  RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
----------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         Effective January 1, 1997, the Bearings, Inc. Retirement Savings Plan became known as the Applied Industrial Technologies, Inc. Retirement Savings Plan (the "Plan"). The following description of the Plan is provided for general information purposes only. Participants and users of the financial statements should refer to the Plan document for more complete information.

         GENERAL - The Plan was established by Applied Industrial Technologies, Inc. and its subsidiaries (the "Company") for the purpose of encouraging and assisting employees to provide long-term, tax-deferred savings for retirement. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

         ADMINISTRATION - The Plan is administered by the Company. The Company's powers and duties relate to making employee and employer contributions to the Trustee, establishing investment objectives, authorizing disbursements from the Trust, and resolving any questions of Plan interpretation.

         The assets of the Plan are maintained and administered by Key Trust Co. of Ohio, N.A. acting as Trustee. The Trustee is responsible for the custody of assets.

         PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         PARTICIPATION AND CONTRIBUTIONS - All employees are eligible to participate in the Plan on the first day of the month following their hire.

         Eligible employees may elect to make Salary Savings Contributions to the Plan ranging from 1% to 15% of compensation. The Company makes a Matching Employer Contribution to the Plan equal to a percentage of the Salary Savings Contributions not in excess of 6% of the participant's compensation. Matching Employer Contributions are determined based upon the Company's earnings per share for the immediately preceding calendar year quarter and the participant's investment elections. The Matching Employer Contribution is updated annually and is currently determined using the following schedule:

            CORPORATE EARNINGS PER                 QUARTERLY MATCHING
             SHARE FOR IMMEDIATELY                    CONTRIBUTION
               PRECEDING QUARTER         EMPLOYEE STOCK FUND       OTHER FUNDS

                 $.37 or less                   35%                    25%

                 $.38 to $.42                   45%                    35%

                 $.43 to $.47                   60%                    50%

                 $.48 to $.52                   85%                    75%

                 $.53 and above                 110%                   100%


         The employer match on participant contributions to other funds was 35%, 50%, 100%, and 25% for the four 1997 quarters, and 35%, 75%, 100%, and
         25% for the four 1996 quarters, respectively.

         Matching Employer Contributions are made primarily in shares of Applied Industrial Technologies, Inc. common stock.

         The Company may also make a Profit-Sharing Contribution to the Plan annually. Participants must be employed on June 30 of such Plan year and completed at least one year of service, as defined in the Plan agreement, as of June 30 to be eligible to receive an allocation of the Profit-Sharing Contribution. Profit-Sharing Contributions are allocated to each participant's Profit-Sharing Contribution Account based upon the ratio of each participant's total compensation to the aggregate compensation of all participants eligible to receive a Profit- Sharing Contribution. The Profit-Sharing Contribution made to the Plan for the year ended December 31, 1997 and 1996 was $2,386,622 and $2,076,514,
         respectively.

         Contributions are excluded from participants' taxable income until such amounts are received by them as a distribution from the Plan.

         The Plan provides for Rollover Contributions (amounts previously distributed to the participants from certain other tax-qualified plans) and Transfer Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

         INVESTMENT OF CONTRIBUTIONS - Participants elect investment of their Salary Savings Contributions in 5% increments in the Plan's Fixed Income Fund, American Fundamental Investors Fund, Fidelity Growth Fund, American EuroPacific Growth Fund, Income Fund of America, Bond Fund of America, John Hancock Equity Fund or the Applied Industrial Technologies, Inc. Stock Fund. All Matching Employer Contributions are invested in the Applied Industrial Technologies, Inc. Stock Fund. The portion of the Plan that is invested in the Applied Industrial Technologies, Inc. Stock Fund is intended to be an Employee stock ownership Plan (ESOP) under code section 4975 (e)(7) and ERISA section 704 (d)(16). Participants may elect to change their investment elections as to future contributions and may also elect to reallocate a portion or all of their account balances among the investment funds in increments of 5% of the total amount to be reallocated. All such elections are filed with the Trustee and become effective daily.


         Effective January 1996 participants elected the investment of their past Profit-Sharing Contributions in a manner similar to and among the same investment fund options as their Salary Savings Contribution.

         The value of the funds and the interest of individual participants under each fund, are calculated daily (daily valuation).

         VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all Salary Savings Contributions and earnings thereon. Participants vest in Matching Employer Contributions and Profit-Sharing Contributions at a rate of 25% for each year of eligible service, becoming completely vested after four years, or at death, termination of employment due to permanent and total disability, or normal or early retirement as defined in the Plan.

         Upon termination of service, participants may receive lump sum distributions of their vested account balances no later than 60 days after the end of the Plan year in which they terminate employment with the Company. Distributions upon retirement may be received as a lump sum or as installments in accordance with the participant's election. Participants may also apply for hardship withdrawals from their Salary Savings Contributions, subject to adherence to Internal Revenue Service regulations and approval by the Company. Participants that have attained age 59 1/2 may also receive a distribution of their account upon request.

         Beginning January 1996, forfeitures of nonvested amounts are applied to reduce future Matching Employer Contributions. Total forfeitures were $103,060 in 1997.

         LOANS - Participants may borrow from their 401(k) Contribution Accounts, Rollover Contributions and Transferred Contributions a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50 percent of the aggregate sum of the participant's accounts. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Employee Loan Fund. Loan terms range from 1-5 years or up to ten years, if for the purchase of a primary residence. Loans originating from merged plans (the King Bearing Profit Sharing and Savings Plan and the IBT 401k Plan) are also reflected in the Employee Loan Fund in the Plan's financial statements. These loans are to be repaid to the Plan in accordance with their original terms. The loans are secured by the balance in the participant's accounts and bear interest at rates prevailing at the time the loans were made. Principal and interest are paid ratably through bi-weekly payroll deductions. Interest rates range from 7.00% to 10.00%. Investments in participant loans are stated at estimated fair value based on amounts estimated to be recoverable.

         PLAN TERMINATION - The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants will immediately become fully vested in the value of all Matching Employer Contributions and Profit Sharing Contributions made on their behalf.

         TAX STATUS OF THE PLAN - The Plan obtained its latest determination letter dated June 27, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended and restated since receiving this determination letter. The Plan administrator and the Plan's tax counsel believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

2.       DESCRIPTION OF THE SEPARATE FUNDS

         The Trustee maintains separate accounts for each Plan participant and invests such participant's contributions, as directed by the participant, in one or more of the following funds:

  - Applied Industrial Technologies, Inc. Stock Fund consists of investments in the common stock of Applied Industrial Technologies, Inc. and temporary investments in the Trustee's EB Money Market Fund.

  - The American Fundamental Investors Fund consists of shares of Fundamental Investors, Inc. Fund, which invest in mature stocks designed with the objective of growth from price appreciation and income from dividends.

  - The Fidelity Growth Fund consists of shares of Advisors Institutional Equity Growth Fund, which invests in stocks with the objective of capital appreciation.

  - John Hancock Equity Fund consists of shares of John Hancock Equity Fund, which invests, in stocks of emerging growth companies.

  - The American EuroPacific Growth Fund consists of shares of the EuroPacific Growth Fund, which invests in stocks from companies located outside the U. S. with the objective of capital appreciation.

  - The Income Fund of America Fund consists of shares of Income Fund of America, which invests in stocks and bonds with the objective of maximizing current income from dividends and interest.

  - The Fixed Income Fund consists of units of the Trustee's PRISM MaGIC Fund, which invests in a combination of guaranteed investment contracts and cash equivalents, and temporary investments in the Trustee's EB Money Market Fund.

  - The Bond Fund of America Fund consists of shares of the Bond Fund of America, which invests in government and corporate bonds.

         Company Matching Employer Contributions are invested in the Applied Industrial Technologies, Inc. Stock Fund which consists of investments in the common stock of Applied Industrial Technologies, Inc., limited to a maximum of one million shares, and temporary investments in the Trustee's EB Money Market Fund. In 1996, the Company Stock Fund and Employee Stock Fund were combined to form the Applied Industrial Technologies, Inc. Stock Fund.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - Each fund of the Trust is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

         USE OF ESTIMATES - In preparing the financial statement in conformity with generally accepted accounting principles, the Plan's administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the statement of net assets available for benefits at fair value. The investment in Applied Industrial Technologies, Inc. common stock is valued using the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values using year-end closing price for each of the funds or quoted market prices.

         TRANSFER FROM PROFIT-SHARING TRUST - In 1995 the Profit Sharing Trust Fund was merged into the Plan. In 1996, the activity in the Profit Sharing Trust Fund represents differences in the actual benefit payments and investment earnings from the amounts estimated at December 31, 1995 through the date of the final transfer to the other investment funds of the Plan from the Profit Sharing Trust in accordance with participant elections. In addition, the anticipated participant-initiated benefit payments referred to above were paid out subsequent to the transfer of the Profit-Sharing Fund by the other funds of the Plan.

         BENEFIT PAYMENTS - Distributions to participants are recorded by the Plan when payments are made.

         ADMINISTRATIVE EXPENSES - Certain administrative expenses of the Plan were paid by the Plan including trustee fees paid to the Plan Trustee. The Company paid other administrative costs of the Plan, including the salaries, benefits and other costs of Company employees involved in administering the Plan.

4.       INVESTMENTS

         The Plan provides that, in accordance with the investment objectives established by the Company, the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

         Plan investments are detailed in the supplemental schedule of assets held for investment purposes which is attached to these financial statements. Plan investments exceeding 5% of net assets available for benefits as of December 31, 1997 and 1996 were as follows:


                               Description of
                                 Investment                              1997               1996
                                                                   ------------------ ------------------

            Applied Industrial Technologies, Inc.
            Common Stock                                           $ 30,509,231       $ 19,370,616

            PRISM MaGIC Fund                                       $ 14,157,189       $ 13,580,200

            American Fundamental Investors, Inc.                   $ 26,537,287       $ 21,396,259

            Advisors International Equity Growth Fund              $ 23,539,265       $ 19,253,807

            American EuroPacific Growth Fund                       $ 12,955,707       $ 11,791,013

            Income Fund of America                                 $ 17,945,208       $ 15,468,610


5. TRANSFER FROM MAINLINE INDUSTRIAL DISTRIBUTORS, INC. PROFIT SHARING AND INVESTMENT PLAN

        Effective January 1, 1996, the Mainline Industrial Distributors, Inc. Profit Sharing and Investment Plan was merged into the Plan. Net assets totaling $2,506,966 were transferred to the Plan in March 1996.

6.      TRANSFER TO AVIATION SALES COMPANY 401(K) PLAN

        On August 9, 1996, the Plan sponsor sold the assets of the Aircraft Distribution Center of Dixie Bearings, Incorporated to Aviation Sales Bearings Company. Coverage under the Plan was closed to any employee of the Aircraft Distribution Center effective with the sale, and each such participant became fully vested in their account balance. As of October 2, 1996, all assets and liabilities attributable to participants of the Plan were transferred into the Aviation Sales Company 401(K) Plan.

7.      SUBSEQUENT EVENTS

        Effective January 1, 1998, the Invetech Company Profit Sharing 401(k) Retirement Plan was merged into the Plan.

        Effective January 1, 1998, the EB S & P 500 Equity Index Fund was added. This fund invests in the 500 largest companies in the U.S. Market. The Fidelity Advisor Growth Fund was changed to the Growth Fund Portfolio, which is a combination of three growth stock mutual funds. The Hancock Special Equities Fund is being replaced by the Franklin Small Cap Growth Fund.

                                     ******

APPLIED INDUSTRIAL TECHNOLOGIES, INC. RETIREMENT SAVINGS PLAN

ITEM 27a - SCHEDULE OF ASSET HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1997
--------------------------------------------------------------------------------

(a)                   (b)                                      (c)                              (d)                  (e)

         IDENTITY OF ISSUER, BORROWER,              DESCRIPTION OF INVESTMENT                  COST                CURRENT
            LESSOR OR SIMILAR PARTY                                                                                 VALUE
      APPLIED STOCK FUND
      ------------------

 *    Applied Industrial Tech., Inc.        Common Stock - 1,140,207 shares                    $ 17,992,466          $30,509,231


 *    EB Money Market                                                                               529,553              529,553


      AMERICAN FUNDAMENTAL INVESTORS
      ------------------------------

      Fundamental Investors, Inc.           Common Stock  - 968,332 shares                       21,866,203           26,537,287

      FIDELITY ADVISOR GROWTH FUND
      ----------------------------

      Advisors International Equity         Advisors Instl. Equity Growth Fund -
      Growth Fund                           501,744 shares                                       19,320,313           23,539,265


      HANCOCK EQUITY FUND                   John Hancock Special Equity Fund  195,771             4,653,359           5, 074,373
      -------------------                   shares

      AMERICAN EUROPACIFIC GROWTH FUND
      --------------------------------

      EuroPacific                           EuroPacific Growth Fund - 497,819
                                            shares                                               11,879,549           12,955,707


      INCOME FUND OF AMERICA
      ----------------------

      Income Fund of America                Income Fund of America - 1,009,695
                                            units                                                16,117,847           17,945,208


      BOND FUND OF AMERICA
      --------------------

      Bond Fund of America                  Bond Fund of America - 399,549
                                            shares                                                5,497,775            5,593,859


      FIXED INCOME FUND
      -----------------

 *    Key Trust                             PRISM MaGIC Fund -1,166,891 units                    12,848,894           14,157,189


      EMPLOYEE LOAN FUND                    Participant Loans (with interest rates
      ------------------                    ranging from 7.00% to 10.00% and
*     Participant Loans                     maturity dates ranging from June 1997 to
                                            July 2010)                                            4,151,235            4,151,235
                                                                                                                       ---------

        TOTAL INVESTMENTS                                                                                           $140,992,907
                                                                                                                    ============

*        Represents a party-in-interest.

APPLIED INDUSTRIAL TECHNOLOGIES RETIREMENT SAVINGS PLAN
ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1997


            (a)                        (b)                  (c)          (d)         (e)        (f)             (g)

                                                                                              EXPENSE
                                                                                              INCURRED          COST
        IDENTITY OF                                       PURCHASE     SELLING      LEASE       WITH             OF
      PARTY INVOLVED             DESCRIPTION OF ASSET      PRICE        PRICE      RENTAL    TRANSACTION       ASSETS

  (Series of Transactions)
Key Trust                      EB Money Market Fund      $8,922,167                             None        $8,922,167
Key Trust                      EB Money Market Fund                   $8,761,594                None         8,761,594


        (h)             (i)


    CURRENT VALUE
     OF ASSET ON       NET GAIN
   TRANSACTION DATE   OR (LOSS)


      $8,922,167         N/A
       8,761,594         None





NOTE - Reportable transactions are single transactions or a series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of plan assets at the beginning of the plan year.

                          INDEPENDENT AUDITORS' CONSENT


Applied Industrial Technologies, Inc.

We consent to the incorporation by reference in Registration Statement Nos. 33-65513 and 33-42623 of Applied Industrial Technologies, Inc. on Form S-8 of our report dated June 15, 1998, appearing in this Annual Report on Form 11-K of the Applied Industrial Technologies, Inc. Retirement Savings Plan for the year ended December 31, 1997.




/s/DELOITTE & TOUCHE LLP


June 29, 1998